FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of December 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

CGGVeritas Announces Award for Advanced
3D Seismic Acquisition in Venezuela
Paris, December 2, 2008 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) has been awarded a groundbreaking land 3D seismic survey by PDVSA, for the largest program recorded to-date in Venezuela. The project, valued at $100 million, will commence in early 2009 and is expected to last approximately six months.
With over thirty years of experience in Venezuela and recognized leadership in advanced survey design, acquisition and processing technology, CGGVeritas has the core capabilities to ensure this complex and challenging project is a success and fully meets the needs of its client.
PDVSA’s award of this important project to CGGVeritas is the result of the geophysical company’s long-term relationship and commitment to service quality. It also confirms the growing importance of the role of geophysics in the development of oil and gas resources onshore.
Robert Brunck, Chairman and CEO of CGGVeritas stated, “We are very pleased to be selected to deliver this groundbreaking 3D survey and to have the opportunity to extend our productive long-term relationship with PDVSA. The combination of our leading technology and service excellence continues to provide our clients with the best ability to meet their needs. Within our current visibility, land contract activity in the Americas is now at high levels for 2009 as our clients look more and more to seismic to best address their longer-term reserve replacement requirements.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: December 2, 2008

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit